1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 19, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

Hsinchu, Taiwan, R.O.C. – Feb. 19, 2019 – TSMC (NYSE: TSM) today held a meeting of the Board of Directors, which passed the following resolutions:

1.	Approved the 2018 Business Report and Financial Statements. Consolidated revenue totaled NT$1,031.47 billion and net income was NT$351.13 billion, with diluted earnings per share of NT$13.54.

2.

Proposed the distribution of a 2018 cash dividend of NT$8 per common share to be submitted for approval by the 2019 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing bonus totaling approximately NT$47,140.08 million. This includes cash bonus of NT$23,570.04 million distributed following each quarter of 2018 and profit sharing bonus of NT$23,570.04 million to be distributed in July 2019.

The Board of Directors also proposed amendments to the Articles of Incorporation to be submitted for approval by the 2019 AGM, including one which authorizes TSMC’s Board of Directors to distribute cash dividends on a quarterly basis. Subject to the 2019 AGM’s approval of the amendments, the Board of Directors plans to approve each quarter’s dividend in the following quarter’s Board Meeting, after which the dividend will be distributed within six months. Therefore, the Board of Directors plans to approve a NT$2.0 per share cash dividend for first quarter 2019 in the second quarter, and the dividend will be paid in the fourth quarter of 2019. All shareholders of TSMC common shares will receive a NT$8 per share cash dividend in July 2019, and a NT$2 cash dividend per share in the fourth quarter, for a total of NT$10 cash dividend per share.

In the future, TSMC intends to continue its stable dividend policy and return about 70% of free cash flow to shareholders every year. As the Company’s business continues to grow and generates greater amounts of free cash flow, it expects to maintain a sustainable quarterly cash dividend, and to distribute the cash dividend each year at a level not lower than the year before.

3.

Approved capital appropriations of approximately US$3,728.9 million for purposes including: 1) Installation of advanced technology capacity; 2) Conversion of logic capacity to specialty technology capacity; 3) Second quarter 2019 R&D capital investments and sustaining capital expenditures.

4.	Approved capital appropriation of approximately US$4.91million to increase the budget for capitalized leased assets in the first half of 2019.

5.

Approved the convening of the 2019 AGM for 9:00 a.m. on June 5, 2019 at TSMC’s Headquarters (No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan), at which shareholders will hold a by-election for one independent director. The Board of Directors also approved the nomination of Moshe N. Gavrielov as a candidate for independent director. Mr. Gavrielov has previously served as President and CEO of Xilinx Inc. as well as Director of Xilinx Inc., and is currently a member of the TSMC Compensation Committee.

6.	Approved the promotion of Operations Organization’s Senior Fab Director of Fab 15B Mr. Y.H. Liaw as Vice President.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com